International Bank for Reconstruction and
Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2009

(Unaudited)

CONTENTS

March 31, 2009

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2008 (FY 2008). IBRD undertakes no obligation to update any forward-looking statements.

BASIS OF REPORTING

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), referred to in this document as the “reported basis”.

Accounting Developments

Effective July 1, 2008, utilizing an election available under U.S. GAAP, IBRD fair values all of the debt instruments in its borrowings portfolio. As a result of this election, all of the instruments in the investments, borrowings and asset/liability management portfolios are reported at fair value, with changes in fair value reported in earnings. However, IBRD still reports all of its loans at amortized cost (except for loans with embedded derivatives(1) which are reported at fair value). In conjunction with this change, IBRD also implemented Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157).

The combined effect of the adoption of FAS 157 and the fair value election was to reduce opening retained earnings as of July 1, 2008, by $2,566 million. (Refer to the Notes to the Condensed Quarterly Financial Statements, Note G — Fair Value of Financial Instruments.)

MANAGEMENT REPORTING

IBRD is a financial intermediary, borrowing funds in international capital markets for lending to its member countries. IBRD’s funding operations are designed to meet a major organizational objective of providing low cost funds to borrowing members.

In implementing its risk management and funding strategies, IBRD makes extensive use of derivatives.

Because of the asymmetry created in the financial statements resulting from applying fair value to the derivatives and borrowings portfolio, while carrying the underlying loans at amortized cost less a loan loss provision, management believes that reported income does not capture the true economic income of IBRD. Therefore, for management reporting purposes, IBRD uses fair value financial statements, which present all financial assets and liabilities including the loans portfolio at fair value. Table 3 presents all major financial asset and liability portfolios.

In prior years the management reporting basis was referred to as “current value”. However, effective July 1, 2008, IBRD modified its valuation of the loans portfolio to be consistent with FAS 157. IBRD’s loan portfolio valuation model was enhanced to incorporate Credit Default Swap (CDS) spreads for each borrower. Recovery levels are modified to incorporate IBRD’s expected recovery rates. As a result, as of July 1, 2008, the fair value basis of reporting for the loans portfolio was $1,451 million lower than the amount reported at June 30, 2008 on a current value basis. There are no other differences between the fair value and current value reporting bases.

The current market environment has seen large volatility in CDS spreads on sovereign debt. While CDS spreads provide a good market indicator of the fair value of the portfolio at a point in time, the associated volatility does not provide a good basis for making income allocation decisions, which are based on a longer term view of the adequacy of IBRD’s risk bearing capacity.

Income allocation and distribution decisions are based on reported income, excluding the impact of the adjustments associated with financial instruments (other than trading investments measured at fair value), Board of Governors-Approved Transfers, temporarily restricted income due to externally financed outputs and adjustments to the pension reserve (referred to as allocable income in this document). Additionally, when making decisions on income allocation and distribution, management monitors the fair value balance sheet, the results from the stress test and considers projections of the equity-to-loans ratio(2) as indicators of IBRD’s financial health within an overall Strategic Capital Adequacy Framework.

(1) In accordance with the Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments, hybrid financial instruments, with embedded derivatives that otherwise would require bifurcation, can be carried at fair value.

(2) The equity-to-loans ratio refers to the equity-to-loans, guarantees and long-term investment asset ratio.

OVERVIEW

ECONOMIC ENVIRONMENT

IBRD’s capital adequacy position remains strong in the face of the current financial turmoil as indicated by the equity-to-loans ratios (See Table 5). IBRD remains well-capitalized with adequate liquidity levels to allow it to not only continue to lend to its members at current lending levels, but also to substantially increase those levels.

IBRD’s investment portfolio recovered modestly in the third quarter of FY 2009; however, for the nine months ended March 31, 2009, IBRD’s investment portfolio still experienced net mark-to-market losses of 64 basis points primarily due to unrealized losses resulting from the widening of credit spreads. Should these conditions worsen, IBRD could experience even lower investment returns, resulting in a reduction in its operating income (as defined in Footnote c to Table 2) in future periods. Given the deterioration in equity markets globally, IBRD’s pension and other postretirement benefits assets may experience a lower return than expected. As a result, post employment benefits costs may be higher in FY 2010 and beyond.

Additionally given the current lower short-term interest rate environment, IBRD has experienced a decrease in loan income, net of funding costs, as compared to the same period in FY 2008 (See Table 6). In the event of a sustained lower short-term interest rate environment, IBRD could experience lower operating income in future periods.

During FY 2009, due to higher debt funding costs, IBRD successively increased the spread over LIBOR on all new IBRD Flexible Loans (IFL) with a fixed spread. The fixed spread has three components, namely; projected cost of IBRD funding at each maturity range, a market risk premium, and a Board-approved contractual spread. The change in the IFL fixed spread was effected by increasing IBRD’s projected cost of funding and the market risk premium, while keeping the contractual lending spread unchanged. The increases in the IFL fixed spread during FY 2009, are summarized in Table 1. Also for the first time, IBRD introduced differential pricing depending on the average maturity of the loan.

Table 1: Basis points increase in Lending Spreads from June 30, 2008 for IBRD Flexible Loans with Fixed Spreads Signed on or after March 29, 2009

	Average Repayment Maturity
	10 years and	Greater than 10 and	Greater than
Currency	less	up to 14 years	14 years
USD	105	120	140
EUR	103	118	138
JPY	93	108	128

FINANCIAL OVERVIEW

Table 2 presents IBRD’s lending summary and selected financial data on both the reported and fair value bases. IBRD has seen a significant increase in its lending during the first nine months of the current fiscal year, reflected in the increase in commitments and net disbursements of $14,259 million and $9,401 million respectively, as compared to the same period in FY 2008. The substantial increase in the commitments is largely driven by an increase in demand for IBRD loans as a result of the current financial crisis. The majority of this increase in commitments went to borrowing countries in the Latin America and Caribbean region and East Asia and Pacific region.

On a reported basis, net income for the nine months ended March 31, 2009 was higher by $1,547 million as compared to the same period in FY 2008, primarily due to the $3,411 million higher net fair value adjustment on non-trading portfolios, partially offset by $1,726 million lower operating income, and $138 million higher Board of Governors-Approved Transfers. With the election of fair value for the borrowings portfolio in FY 2009, the fair value changes of the derivatives are significantly offset by the changes in the fair values of the associated bonds. The $3,411 million higher net fair value adjustment on non-trading portfolios is primarily due to gains associated with the asset/liability management portfolio and the widening of IBRD’s credit spreads on the borrowings portfolio in FY 2009 as compared to FY 2008. (See Results of Operations section for further discussion on the decrease in operating income.)

On a fair value basis, the net income for the nine months ended March 31, 2009 was lower by $1,960 million as compared to the same period in FY 2008. The decrease was primarily due to lower operating income and unfavorable net currency translation adjustments.

The equity-to-loans ratio on a fair value basis at March 31, 2009 is broadly the same as compared to June 30, 2008. IBRD uses the equity-to-loans ratio as one of the measures of its risk bearing capacity (See the Equity-to-Loans section for more details).

FAIR VALUE BASIS

The Condensed Fair Value Balance Sheets in Table 3 present IBRD’s estimates of the fair value of its financial assets and liabilities, taking into account interest rate, currency and credit risks. The Condensed Fair Value Balance Sheet at March 31, 2009 is presented with a reconciliation to the reported basis.

Table 2: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Nine Months Ended			Full Year
	March 31, 2009	March 31, 2008		June 30, 2008

Lending Summary
Commitments to member countries(a)	20,038	5,779		13,468
Gross Disbursements(b)	15,614	7,795		10,490
Net Disbursements(b)	7,906	(1,495)		(2,129)

Reported Basis
Operating income(c)	388	2,114		2,271
Fair value adjustment on non-trading portfolios	5,366	1,955		(40)
Board of Governors-Approved Transfers	(738)	(600)		(740)
Net Income	5,016	3,469		1,491
Net Return on Average Earning Assets(d)	0.41	2.30		1.87
after fair value adjustment on non-trading portfolios, net and Board of
Governors-Approved Transfers	5.30	3.78		1.23
Return on Equity(d)	1.38	7.44		5.96
after fair value adjustment on non-trading portfolios, net and Board of
Governors-Approved Transfers	17.22	11.59		3.73
Equity-to-Loans Ratio(e)	34.85	36.54		37.62

Fair Value Basis
Net Income	1,220	3,180		1,135
Net Return on Average Earning Assets(f)	2.10	2.78	(g)	1.52 (g)
Return on Equity(f)	7.23	9.08	(g)	4.93 (g)
Equity-to-Loans Ratio	36.45	36.33		36.71

(a)	Commitments are net of cancellations and include guarantee commitments and guarantee facilities.
(b)	Amounts include transactions with International Finance Corporation (IFC) and capitalized loan origination fees.
(c)	Operating income is defined as net Income before fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(d)	Ratios are presented before the fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(e)	Ratios are presented using usable equity and before applying the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(f)	Ratios exclude Board of Governors-Approved Transfers.
(g)	Ratios have been adjusted to exclude Board of Governors-Approved Transfers.

IBRD’s Condensed Fair Value Statements of Income, with reconciliation to the reported basis for the nine months ended March 31, 2009, are presented in Table 4.

CONDENSED FAIR VALUE BALANCE SHEETS

Loans Portfolio

All of IBRD’s loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to IFC, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe that there is a market for loans comparable to those made by IBRD.

Effective July 1, 2008, IBRD modified its loans valuation approach for consistency with FAS 157. The key modification is that the effects of credit risk are now determined by using market CDS inputs for the relevant borrower. Had the model been in place as of June 30, 2008, the fair value of loans would have been $96,941 million, instead of $98,392 million as reflected in Table 3.

The fair value of loans at March 31, 2009, as shown in Table 3, was $3,423 million lower than the reported basis, reflecting the effects of CDS spreads and interest rates.

Investment Portfolio

For the investment portfolio, no additional fair value adjustment is necessary, since the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair value under both the reported and fair value bases.

Table 3: Condensed Fair Value Balance Sheets at March 31, 2009 and June 30, 2008

In millions of U.S. dollars

	March 31, 2009				June 30, 2008
		Additional
		Fair Value
	Reported Basis	Adjustment		Fair Value Basis	Fair Value Basis

Due from Banks	$2,683			$2,683	$890
Investments	32,772			32,772	26,598
Derivatives
Investments	12,027			12,027	5,857
Client Operations	19,394			19,394	20,269
Borrowings	77,547			77,547	76,098
Other Assets/Liabilities	3,055			3,055	609
Net Loans Outstanding	102,099	$(3,423)		98,676	98,392
Other Assets	5,466			5,466	5,722
Total Assets	$255,043	$(3,423)		$251,620	$234,435

Borrowings	$99,031	$(21	)(a)	$99,010	$89,946
Derivatives
Investments	12,193			12,193	6,309
Client Operations	19,388			19,388	20,263
Borrowings	73,795			73,795	69,152
Other Assets/Liabilities	921			921	1,007
Other Liabilities	6,950			6,950	7,630
Total Liabilities	212,278	(21)		212,257	194,307
Paid-in Capital	11,486			11,486	11,486
Retained Earnings and Other Equity	31,279	(3,402)		27,877	28,642
Total Equity	42,765	(3,402)		39,363	40,128
Total Liabilities and Equity	$255,043	$(3,423)		$251,620	$234,435

(a) Amount represents transition adjustment reflecting the adoption of Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133).

Borrowings Portfolio

For the borrowings portfolio, except for the transition adjustment reflecting the adoption of FAS 133 on July 1, 2000, no additional adjustment is necessary, since the debt instruments and associated derivatives held in IBRD’s borrowings portfolio are carried and reported at fair value under both the reported and fair value bases.

As of March 31, 2009, IBRD had received cash collateral from counterparties of $1,951 million ($12 million — June 30, 2008) in connection with swap agreements. The cash receipt has been reflected in IBRD’s condensed Fair Value Balance Sheet as Due from Banks with the corresponding liability to return the cash reflected in Other Liabilities (See Table 3).

CONDENSED FAIR VALUE STATEMENTS OF INCOME

The main factors contributing to the $1,960 million decrease in net income on a fair value basis, between the nine months ended March 31, 2009 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans for the first nine months of FY 2009 decreased by $1,313 million compared to the same period in the previous fiscal year, primarily due to a decline in the short-term interest rates (See Figure 1), particularly U.S. dollar six-month LIBOR between the two periods.

Income from Investments

Income from investments for the first nine months of FY 2009 decreased by $563 million compared to the same period in the previous fiscal year, due to mark-to-market losses resulting from the widening of credit spreads, lower mark-to-market gains from lower interest rates and lower interest income consistent with the lower interest rate environment. (See Figure 1)

Borrowing Expenses

Borrowing expenses for the first nine months of FY 2009 decreased by $1,049 million compared to the same period in the previous fiscal year. This decrease was primarily due to the decrease in short-term interest rates (See Figure 1), particularly U.S. dollar six-month LIBOR between the two periods.

Table 4: Condensed Fair Value Statements of Income for the Nine Months Ended

In millions of U.S. dollars

	March 31, 2009			March 31, 2008
				Year to Date
	Year to Date	Additional	Year to Date	Fair Value
	Reported	Fair Value	Fair Value	Comprehensive
	Basis	Adjustment	Comprehensive Basis(a)	Basis(a)

Income from Loans	$3,046		$3,046	$4,359
Income from Investments, net(b)	351		351	914
Other Income	352		352	178
Total Income	3,749		3,749	5,451

Borrowing Expenses	2,150		2,150	3,199
Administrative Expenses including contributions to Special Programs	979		979	869
Provision for Losses on Loans and Guarantees - Increase	232	$(232)	—	—
Total Expenses	3,361	(232)	3,129	4,068

Operating Income	388	232	620	1,383
Fair Value Adjustment on Non- Trading Portfolios, net	5,366		5,366	(272)
Board of Governors-Approved Transfers	(738)		(738)	(600)
Fair Value Adjustment on Loans		(3,378)	(3,378)	1,872
Currency Translation Adjustment and Other Adjustments		(650)	(650)	797
Net Income (Loss)	$5,016	$(3,796)	$1,220	$3,180

(a)	Comprehensive basis comprises net income on a reported basis as well as the components of other comprehensive income as reported in the financial statements.

(b)	Unrealized gains (losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

Fair Value Adjustment on Non-Trading Portfolios, Net

The fair value adjustment on non-trading portfolios consists of the fair value adjustment on borrowings, loans with embedded derivatives and derivatives other than those in the investments portfolio. The fair value adjustment on loans is reported on a separate line in the Condensed Fair Value Statement of Income.

During the first nine months of FY 2009, IBRD experienced net unrealized gains of $5,366 million primarily due to the following factors:

•                  $2,450 million gains from the asset/liability management portfolio primarily due to gains from the interest rate swaps related to the equity duration extension strategy implemented in FY 2008; and

•                  $2,975 million of gains on the borrowing portfolio reflecting the widening of IBRD’s credit spreads ($4.8 billion), partially offset by the effect of lower interest rates.

For the same period in FY 2008, the effect of fair value was a net unrealized loss of $272 million as a result of declining interest rates particularly in the U.S. dollar.

Board of Governors-Approved Transfers

Board of Governors-Approved Transfers were higher by $138 million over the same period last year primarily due to transfers from Surplus to the Food Price Crisis Response Trust Fund and Kosovo Sustainable Employment Development Trust Fund.

Figure 1: Six-Month LIBOR Interest Rates—U.S. Dollar

Fair Value Adjustments on Loans

The fair value adjustment on loans for the nine months ended March 31, 2009 was a charge of $3,378 million. This adjustment reflects changes in both interest rates and credit risk. For the first nine months of FY 2009, the change in the fair value adjustment for loans was primarily driven by the widening of CDS spreads, partially offset by fair value gains due to the decline in interest rates. In contrast, the ‘current value’ adjustment for the nine months ended March 31, 2008 was a credit of $1,872 million primarily due to mark-to-market gains from the decrease in reference interest rates.

Currency Translation Adjustments and Other Adjustments

The fair value adjustment charge of $650 million is primarily related to the net negative currency translation adjustment resulting from the depreciation of the euro (14.70%), partially offset by the appreciation of the Japanese yen (9.96%) against the U.S. dollar during the nine months ended March 31, 2009. In comparison, during the same period in the prior year, the fair value adjustment was a credit of $797 million and was primarily related to the positive currency translation adjustment due to the appreciation of the euro (17.60%) and the Japanese yen (23.03%) against the U.S. dollar.

Other adjustments consist of the transition adjustment upon adoption of FAS 133, and pension related items as prescribed by Statement of Financial Accounting Standards No. 158, Employers Accounting for Defined Benefit, Pension and Postretirement Plans.

NEW DEVELOPMENTS

LONG-TERM INCOME PORTFOLIO

During FY 2009, IBRD started implementing the Long-Term Income Portfolio (LTIP) by investing up to $3 billion over a two to three year period. The objective of this program, is to increase IBRD’s income over the long-term by investing part of its capital in a diversified portfolio of risk assets, including listed equity securities.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on both a reported and fair value basis. IBRD also uses a stress test as a measure of income generating capacity and as an input to the assessment of capital adequacy. With the implementation of the LTIP, the risk assets supported by IBRD’s equity now include loans, guarantees and LTIP assets. As a result, the equity-to-loans ratio now refers to equity-to-loans, guarantees and long-term investment assets ratio.

IBRD’s equity supports its risk-bearing capacity for its lending operations. As such, IBRD strives to immunize its risk-bearing capacity from fluctuations in exchange rates by matching the currency composition of its equity capital with that of its loans portfolio. In doing so, the equity-to-loans ratio is also protected from exchange rate movements.

As presented in Table 5 below, IBRD’s equity-to-loans ratio on a reported basis has decreased at March 31, 2009 compared to June 30, 2008. This was primarily driven by an increase in the loans portfolio.

Table 5: Equity-to-Loans

In millions of U.S. dollars, except ratio data in percentages

	March 31, 2009	June 30, 2008	March 31, 2008

Reported Basis
Equity-to-Loans Ratio(a)	34.85%	37.62%	36.54%
Equity Used in Equity-to-Loans Ratio(b)	$35,894	$36,888	$36,212
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions and deferred loan income	$102,987	$98,053	$99,100

Fair Value Basis
Equity-to-Loans Ratio	36.45%	36.71%	36.33%
Equity Used in Equity-to-Loans Ratio	$36,292	$36,409	$36,730
Loans outstanding, present value of guarantees and LTIP assets, net of relevant accumulated provisions and deferred loan income	$99,564	$99,177	$101,104

(a)	Ratio is presented using usable equity and before applying the effects of fair value adjustment on non-trading portfolios, net and Board of Governors-Approved Transfers.
(b)

The equity used in the equity-to-loans ratio is called usable equity and is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve and cumulative translation adjustment.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2009, short-term interest rates for the U.S. dollar, Japanese yen and the euro were lower than the comparative period in FY 2008. Figure 1 illustrates these general trends for the six-month LIBOR U.S. dollar rates.

OPERATING INCOME

For management reporting, management defines operating income as income before the fair value adjustment on non-trading portfolios net, and Board of Governors-Approved Transfers.

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Generally, as interest rates rise (fall), returns on an operating basis from IBRD’s equity also increase (decrease). Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2009, operating income on a reported basis was $388 million, compared to $2,114 million for the same period in FY 2008. The decrease of $1,726 million in operating income is primarily explained by the following key factors:

•                  A $963 million reduction in income relating to the provision for losses on loans and guarantees. For the first nine months of FY 2009, there was a $232 million increase in the provision for losses on loans and guarantees due primarily to the impact of changes in the credit quality of the accrual portfolio. In comparison during the first nine months of FY 2008, there was a release of $731 million. This was primarily due to the impact of the restoration to accrual status of loans to Liberia on December 2007 and the additional release in provision resulting from the reassessment of provisioning requirements against loans to Cote d’Ivoire at March 31, 2008, following its completion of the substantial elements of the arrears clearance. Loans to Cote d’Ivoire were restored to accrual status effective on April 2, 2008.

•                  A $431 million decrease in loan interest income, net of funding costs, as a result of the decreases in short-term interest rates, particularly U.S. dollar six month LIBOR, between the two periods (See Figure 1).

•                  A $247 million decrease in other loan income is primarily due to $228 million of payments for overdue interest and charges made by Liberia and Cote d’Ivoire to IBRD as part of the arrears clearance during the same period in FY 2008.

•                  A $157 million decrease in investment income, net of funding costs was primarily due to mark-to-market losses resulting from the widening of credit spreads.

•                  A $137 million increase in other interest income is primarily due to equity duration extension swaps.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2008 that have been approved by the Board of Governors during FY 2009, refer to the Notes to the Condensed Quarterly Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

Table 6: Net Income on a Reported Basis for the Nine Months Ended

In millions of U.S. dollars

	March 31, 2009	March 31, 2008
Loan Interest Income, Net of Funding Costs
Debt Funded	$447	$473
Equity Funded	878	1,283
Total Loan Interest Income, Net of Funding Costs	1,325	1,756
Other Loan Income	10	257
Provision for Losses on Loans and Guarantees—(increase) decrease	(232)	731
Investment (Loss) Income, Net of Funding Costs	(91)	66
Other Interest Income (Loss)	115	(22)
Net Other Expenses	(739)	(674)
Operating Income	388	2,114
Fair Value Adjustment on Non-Trading Portfolios, net	5,366	1,955
Board of Governors-Approved Transfers	(738)	(600)
Net Income - Reported Basis	$5,016	$3,469

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Assets
Due from banks
Unrestricted currencies	$2,030	$122
Currencies subject to restrictions	653	768
	2,683	890
Investments—Trading at fair value (including securities transferred under repurchase agreements or security lending agreements of $22 million—March 31, 2009; $203 million—June 30, 2008)—Notes G and I	32,756	25,213
Securities purchased under resale agreements at fair value—Notes G and I	16	1,385
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,228	1,554
Derivative assets at fair value—Notes G and J
Investments	12,027	5,857
Client operations	19,394	20,269
Borrowings	77,547	76,098
Other assets/liabilities	3,055	609
Loans outstanding—Notes B and G
Total loans	145,264	137,226
Less undisbursed balance	41,186	38,176
Loans outstanding (including a loan at fair value of $54 million—March 31, 2009; $102 million—June 30, 2008)	104,078	99,050
Less:
Accumulated provision for loan losses	1,571	1,370
Deferred loan income	408	412
Net loans outstanding	102,099	97,268
Assets under retirement benefits plans	1,879	1,853
Other assets	2,359	2,315
Total assets	$255,043	$233,311

Liabilities
Borrowings at amortized cost	$—	$74,194
Borrowings at fair value—Note G	99,031	13,208
Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received at fair value—Notes G and I	1,973	3,147
Derivative liabilities at fair value—Notes G and J
Investments	12,193	6,309
Client operations	19,388	20,263
Borrowings	73,795	69,152
Other assets/liabilities	921	1,007
Other liabilities—Note B	4,977	4,483
Total liabilities	212,278	191,763

Equity
Capital stock—Authorized (1,581,724 shares—March 31, 2009; and June 30, 2008)
Subscribed (1,573,349 shares—March 31, 2009; and June 30, 2008)	189,801	189,801
Less uncalled portion of subscriptions	178,315	178,315
	11,486	11,486
Deferred amounts to maintain value of currency holdings	(35)	487
Retained earnings (see Condensed Statement of Changes in Retained Earnings; Note C)	31,772	29,322
Accumulated other comprehensive (loss) income—Note E	(458)	253
Total equity	42,765	41,548
Total liabilities and equity	$255,043	$233,311

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2009	2008	2009	2008
Income
Loans—Note B	$979	$1,375	$3,046	$4,359
Investments, net—Trading—Note J	245	275	351	914
Other—Note D	131	68	352	178
Total income	1,355	1,718	3,749	5,451
Expenses
Borrowings	665	1,015	2,150	3,199
Administrative—Note F	287	265	846	760
Contributions to special programs	61	51	133	109
Provision for losses on loans and guarantees—increase (decrease)—Note B	177	(505)	232	(731)
Total expenses	1,190	826	3,361	3,337
Income before fair value adjustment on non-trading portfolios, net and Board of Governors-approved transfers	165	892	388	2,114
Fair value adjustment on non-trading portfolios, net—Notes G, H and J	1,720	861	5,366	1,955
Board of Governors-approved transfers—Note C	—	—	(738)	(600)
Net income	$1,885	$1,753	$5,016	$3,469

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2009	2008	2009	2008
Net income	$1,885	$1,753	$5,016	$3,469

Other comprehensive (loss) income—Note E
Reclassification to net income:
FAS 133 transition adjustment	22	(6)	16	(14)
Net actuarial gains on benefit plans	11	1	31	5
Prior service credit on benefit plans, net	1	2	4	4
Currency translation adjustments	(353)	460	(762)	835
Total other comprehensive (loss) income	(319)	457	(711)	830

Comprehensive income	$1,566	$2,210	$4,305	$4,299

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended
	March 31, (Unaudited)
	2009	2008
Retained earnings at beginning of the fiscal year	$29,322	$27,831
Adjustment to beginning balance: Cumulative effect of adoption of FAS 159—Note G	(2,566)	—
Net income for the period	5,016	3,469
Retained earnings at end of the period	$31,772	$31,300

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended
	March 31,
	(Unaudited)
	2009	2008
Cash flows from investing activities
Loans
Disbursements	$(15,584)	$(7,787)
Principal repayments	7,528	8,021
Principal prepayments	179	1,269
Loan origination fees received	18	1
Net cash (used in) provided by investing activities	(7,859)	1,504

Cash flows from financing activities
Medium- and long-term borrowings
New issues	23,370	12,001
Retirements	(13,835)	(18,546)
Net short-term borrowings	6,221	1,446
Net derivatives—Borrowings	450	1,314
Net derivatives—Other assets/liabilities	(1)	50
Net maintenance of value settlements	58	74
Net cash provided by (used in) financing activities	16,263	(3,661)

Cash flows from operating activities
Net income	5,016	3,469
Adjustments to reconcile net income to net cash used in operating activities
Fair value adjustment on non-trading portfolios, net	(5,366)	(1,955)
Depreciation and amortization	691	809
Provision for losses on loans and guarantees—increase (decrease)	232	(731)
Changes in:
Investments—Trading	(8,944)	(2,423)
Other assets and liabilities	1,885	3,057
Net cash (used in) provided by operating activities	(6,486)	2,226
Effect of exchange rate changes on unrestricted cash	(10)	8

Net increase in unrestricted cash	1,908	77

Unrestricted cash at beginning of the fiscal year	122	86

Unrestricted cash at end of the period	$2,030	$163

Supplemental disclosure
(Decrease) Increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(2,850)	$3,712
Investments—Trading	(1,401)	929
Borrowings	(8,379)	6,138
Derivatives—Borrowings	6,714	(3,698)
Capitalized loan origination fees included in total loans	29	7
Interest paid on Borrowings	1,892	3,014

The Notes to Condensed Quarterly Financial Statements are an integral part of these Statements.

NOTES TO CONDENSED QUARTERLY FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2008 audited financial statements and notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed quarterly financial statements and the reported amounts of income and expenses during the reporting periods. Due to the inherent uncertainty involved in making those estimates, actual results could differ from those estimates. Areas in which significant estimates have been made include, but are not limited to, the provision for losses on loans and guarantees, valuation of certain instruments carried at fair value and valuation of pension and other postretirement plan-related liabilities. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of results that may be expected for the full year.

Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

Effective July 1, 2008, IBRD adopted Financial Accounting Standards Board’s (FASB’s) Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. FAS 157 also requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

In conjunction with the adoption of FAS 157, IBRD adopted FASB’s Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (FAS 159) effective July 1, 2008. FAS 159 provides an option for most financial assets and financial liabilities to be reported at fair value with changes in fair value reported in earnings. Under FAS 159’s transition provisions, IBRD has elected to report at fair value all financial instruments in the borrowings portfolio previously reported at amortized cost. The financial impact of IBRD’s adoption of FAS 159 is discussed further in Note G. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and is irrevocable. IBRD’s policy from July 1, 2008 onwards is to designate all new financial instruments in the borrowings portfolio at fair value with changes recognized in earnings. Additionally, any other new financial instruments having embedded derivatives that require bifurcation may also be designated at fair value on an instrument-by-instrument basis.

Effective March 31, 2009, IBRD adopted FASB’s Statement of Financial Accounting Standards No.161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133 (FAS 161). FAS 161 requires enhanced disclosures about derivative instruments and hedging activities (see Note J - Derivative Instruments). This standard is applicable to financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Loans signed before May 16, 2008 are eligible for waivers of a portion of loan charges. Loans signed between May 16, 2008 and September 27, 2008 and for which the borrowers elected not to convert the loans to the terms effective September 27, 2008, are also eligible for waivers. Waivers include a portion of interest on loans, a portion of the commitment charge on undisbursed balances and a portion of the front-end fee charged on all eligible loans and are approved annually by the Executive Directors of IBRD.

Loans signed after September 27, 2008 and loans signed between May 16, 2008 and September 27, 2008 and for which the borrowers elected to convert the loans to the terms effective September 27, 2008 are not eligible for waivers. Penalty interest introduced on overdue principal replaces the previous waiver incentive to pay on time.

The reduction in net income for the three and nine months ended March 31, 2009 and March 31, 2008 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31, (Unaudited)		March 31, (Unaudited)
	2009	2008	2009	2008
Interest waivers	$40	$41	$124	$123
Commitment charge waivers	19	31	66	95
Front-end fee waivers	3	3	9	8
Total	$62	$75	$199	$226

Overdue Amounts

At March 31, 2009, there were no principal or interest amounts on loans in accrual status which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status as of March 31, 2009 and June 30, 2008 and for the three and nine months ended March 31, 2009 and March 31, 2008:

In millions of U.S. dollars

	March 31, 2009
	(Unaudited)	June 30, 2008
Recorded investment in nonaccrual loans(a)	$457	$464
Accumulated provision for loan losses on nonaccrual loans	228	232
Average recorded investment in nonaccrual loans for the period/fiscal year	459	875
Overdue amounts of nonaccrual loans of which:	553	492
Principal	345	313
Interest and charges	208	179

(a) A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31, (Unaudited)		March 31, (Unaudited)
	2009	2008	2009	2008
Interest income recognized on loans in nonaccrual status at end of period	$—	$40	$—	$49
Interest income not recognized as a result of loans being in nonaccrual status	$9	$—	$26	$8

The information relating to loans or guarantees in nonaccrual status at March 31, 2009 is as follows:

In millions of U.S. dollars

		Principal, Interest
	Principal	and Charges
Borrower	outstanding	overdue	Nonaccrual since
Zimbabwe	$457	$553	October 2000

During the nine months ended March 31, 2009 there were no loans placed in nonaccrual status or restored to accrual status. During the nine months ended March 31, 2008, Liberia cleared all of its outstanding loan principal, interest and charges due to IBRD. The impact of this event on income from loans for the nine months ended March 31, 2008 was $179 million, of which $176 million represented income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status. On April 2, 2008 Cote d’Ivoire cleared all of its overdue principal, interest and charges due to IBRD and the loans to, or guaranteed by, Cote d’Ivoire were restored to accrual status on that date. As the substantial element of Cote d’Ivoire arrears clearance program had been completed as of March 31, 2008, the impact of those developments had been considered in evaluating the loan loss provisioning requirements associated with IBRD’s exposure to that borrower as of that date. As part of the arrears clearance program, Cote d’Ivoire made payments of overdue interest and charges to IBRD totaling $49 million during the nine months ended March 31, 2008, which was included in the loan income for that period.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2009, and for the fiscal year ended June 30, 2008, are summarized below:

In millions of U.S. dollars

	March 31, 2009
	(Unaudited)	June 30, 2008
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$1,376	$1,942
Provision for losses on loans and guarantees—increase (decrease)	232	(684)
Translation adjustment	(33)	118
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$1,575	$1,376
Composed of:
Accumulated provision for loan losses	$1,571	$1,370
Accumulated provision for guarantee losses(a)	4	6
Total	$1,575	$1,376

(a) The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $323 million were outstanding at March 31, 2009 ($788 million—June 30, 2008). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. These guarantees have original maturities ranging between 6 and 17 years, and expire in decreasing amounts through 2024.

At March 31, 2009, liabilities of $8 million ($13 million—June 30, 2008), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $4 million ($6 million—June 30, 2008).

During the nine months ended March 31, 2009, and March 31, 2008, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the nine months ended March 31, 2009, loans to two countries generated in excess of 10 percent of loan income; these amounted to $319 million and $317 million, respectively. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

Information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2009, and March 31, 2008, is presented in the following table:

In millions of U.S. dollars

	March 31, 2009 (Unaudited)		March 31, 2008 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$945	$20	$1,415	$268
East Asia and Pacific	23,870	689	23,577	1,033
Europe and Central Asia	27,181	855	26,888	1,080
Latin America and the Caribbean	35,312	1,015	31,339	1,331
Middle East and North Africa	7,317	234	7,624	288
South Asia	9,402	231	9,124	357
Other(a)	51	2	54	2
Total	$104,078	$3,046	$100,021	$4,359

(a) Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, adjusted to exclude the fair value adjustment on non-trading portfolios, net, restricted externally-financed outputs income, and Board of Governors-Approved Transfers, and after considering the allocation to the pension reserve.

On August 7, 2008, the Executive Directors approved the allocation of $811 million of the net income earned in the fiscal year ended June 30, 2008 to the General Reserve and $117 million to the Pension Reserve.

On September 9, 2008, IBRD’s Board of Governors approved the retention of $115 million as Surplus from the net income earned in the fiscal year ended June 30, 2008, and the immediate transfer of that amount to the Food Price Crisis Response Trust Fund.

On October 13, 2008, IBRD’s Board of Governors approved the immediate transfer of $583 million to the International Development Association (IDA), an affiliated organization and the retention of $635 million as Surplus from the net income earned in the fiscal year ended June 30, 2008. Additionally, IBRD’s Board of Governors approved the transfer of $40 million from Surplus, by way of grant, to the Kosovo Sustainable Employment Development Trust Fund which was subsequently executed.

Retained earnings comprise the following elements at March 31, 2009 and June 30, 2008:

In millions of U.S. dollars

	March 31,
	2009	June 30,
	(Unaudited)	2008
Special Reserve	$293	$293
General Reserve	25,670	24,859
Pension Reserve	1,255	1,138
Surplus	595	—
Cumulative fair value adjustments(a)	(1,805)	800
Unallocated Net Income	5,754	2,232
Restricted Retained Earnings	10	—
Total	$31,772	$29,322

(a) Applicable to non-trading portfolios reported at fair value.

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue and net income from asset/liability derivatives. For the three and nine months ended March 31, 2009, net income from asset/liability derivatives totaled $51 million and $115 million, respectively (net expense of $4 million and $22 million, respectively—March 31, 2008). IBRD recovers certain of its administrative expenses by billing third parties and affiliated organizations, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the three and nine months ended March 31, 2009 and March 31, 2008, fee revenue associated with administrative services was as follows:

	Three Months Ended		Nine Months Ended
	March 31, (Unaudited)		March 31, (Unaudited)
In millions of U.S. dollars	2009	2008	2009	2008
Service fee revenue	$71	$71	$200	$196
Included in these amounts are the following:
Fees charged to IFC	17	16	48	41
Fees charged to MIGA	2	2	6	6

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133), currency translation adjustments, pension-related items and net income.

These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2009 and March 31, 2008:

In millions of U.S. dollars

	Accumulated Other Comprehensive Loss Nine Months Ended March 31, 2009 (Unaudited)
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		(Loss) Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Income (Loss)
Balance, beginning of the fiscal year	$1,226	$500	$(516)	$(914)	$(43)	$253
Changes from period activity	(762)	—	16	31	4	(711)
Balance, end of the period	$464	$500	$(500)	$(883)	$(39)	$(458)

(a) The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

In millions of U.S. dollars

	Accumulated Other Comprehensive Income
	Nine Months Ended March 31, 2008
	(Unaudited)
		Cumulative
		Effect of			Unrecognized	Total
		Change in		Unrecognized	Net Prior	Accumulated
	Cumulative	Accounting		Net Actuarial	Service (Cost)	Other
	Translation	Principle,		Gain on	Credit on	Comprehensive
	Adjustment	Net(a)	Reclassification(a)	Benefit Plans	Benefit Plans	Income
Balance, beginning of the fiscal year	$434	$500	$(496)	$107	$(44)	$501
Changes from period activity	835	—	(14)	5	4	830
Balance, end of the period	$1,269	$500	$(510)	$112	$(40)	$1,331

(a)	The cumulative effect of change in accounting principle and subsequent reclassification to net income relates to the adoption of FAS 133 on July 1, 2000.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. The net periodic pension cost (credit) for the SRP, RSBP and PEPB is included in Administrative Expenses.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2009 and March 31, 2008:

In millions of U.S. dollars

	Three Months Ended				Nine Months Ended
	March 31, 2009 (Unaudited)				March 31, 2009 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$66	$11		$4	$198	$33	$11
Interest cost	174	26		7	523	78	22
Expected return on plan assets	(237)	(29)		—	(711)	(87)	—
Amortization of prior service cost (credit)	2	(*	)	*	5	(1)	*
Amortization of unrecognized net loss	—	5		5	—	16	15
	$5	$13		$16	$15	$39	$48
Net periodic pension cost of which:
IBRD’s Share	$2	$6		$8	$7	$19	$23
IDA’s Share	$3	$7		$8	$8	$20	$25

* Indicates amount less than $0.5 million.

In millions of U.S. dollars

	Three Months Ended March			Nine Months Ended
	31, 2008 (Unaudited)			March 31, 2008 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$64	$9	$3	$194	$29	$10
Interest cost	153	20	4	458	62	11
Expected return on plan assets	(236)	(28)	—	(707)	(84)	—
Amortization of prior service cost (credit)	2	*	*	5	(2)	1
Amortization of unrecognized net loss	—	1	1	—	2	2
	$(17)	$2	$8	$(50)	$7	$24
Net periodic pension (credit) cost of which:
IBRD’s Share	$(8)	$1	$4	$(24)	$3	$11
IDA’s Share	$(9)	$1	$4	$(26)	$4	$13

* Indicates amount less than $0.5 million.

NOTE G – FAIR VALUE OF FINANCIAL INSTRUMENTS

Effective July 1, 2008, IBRD adopted FAS 157 and FAS 159.

Fair Value Measurements (FAS 157)

FAS 157 defines fair value, establishes a consistent framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and expands disclosure requirements about fair value measurements.

IBRD has an established and documented process for determining fair values. Fair value is based upon quoted market prices, where available. Financial instruments for which quoted market prices are not readily available are valued based on discounted cash flow models. These models primarily use market-based or independently-sourced market parameters such as yield curves, interest rates, volatilities, foreign exchange rates and credit curves. To ensure that the valuations are appropriate where internally-developed models are used, IBRD has various controls in place, which include both internal and periodic external verification and review.

Summarized below are the techniques applied in determining the fair values of financial instruments.

Investment securities

As of March 31, 2009 and June 30, 2008, all of IBRD’s investment securities were held in a trading portfolio. Where available, quoted market prices are used to determine the fair value of trading securities. Examples include some government securities, mutual funds, futures and exchange-traded equity securities. For instruments for which market quotations are not available, fair values are determined using model-based valuation techniques, whether internally-generated or vendor-supplied, that includes the standard discounted cash flow method using market observable inputs such as yield curves, credit spreads, and prepayment speeds. Unless quoted prices are available, money market instruments are reported at face value which approximates fair value.

Securities Purchased under Resale Agreements and Securities Sold under Agreements to Repurchase

Securities purchased under resale agreements and securities sold under agreements to repurchase, are reported at face value which represents fair value.

Discount notes and plain vanilla bonds

Discount notes and non-structured bonds are valued using the standard discounted cash flow method which relies on market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads.

Structured bonds

Structured bonds issued by IBRD have coupon or repayment terms linked to the level or the performance of interest rates, foreign exchange rates, equity indices or commodities. The fair value of the structured bonds is derived using the discounted cash flow method based on estimated future pay-offs determined by applicable models and computation of embedded optionality such as caps, floors and calls. A wide range of industry standard models such as one factor Hull-White, Libor Market Model and Black-Scholes are used depending on the specific structure. These models incorporate market observable inputs, such as yield curves, foreign exchange rates, basis spreads, funding spreads, swaption volatilities, equity index volatilities and equity indices.

Derivative contracts

Derivative contracts include currency forward contracts, plain vanilla swaps and callable swaps linked to interest rates, foreign exchange rates, and equity indices. Plain vanilla swaps are valued using the standard discounted cash flow methods using market observable inputs such as yield curves, foreign exchange rates, basis spreads and funding spreads. For structured swaps, valuation models and inputs similar to the ones applicable to structured notes valuation apply.

Loans

As of March 31, 2009, there was only one loan with an embedded derivative, which is fair valued on a matrix basis against the related bond.

Fair Value Hierarchy

FAS 157 establishes a three-level fair value hierarchy under which financial instruments are categorized based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next highest priority to observable market-based inputs or inputs that are corroborated by market data (Level 2) and the lowest priority to unobservable inputs that are not corroborated by market data (Level 3). When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement of the instrument in its entirety. Thus, a Level 3 fair value measurement of the instrument may include inputs that are observable (Levels 2) and unobservable (Level 3). Additionally, FAS 157 requires that the valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Financial assets and liabilities recorded at fair value on the Condensed Balance Sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2: Financial assets and liabilities whose values are based on quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or pricing models for which all significant inputs are observable, either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following table presents IBRD’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2009:

In millions of U.S. dollars

	Fair Value Measurements on a Recurring Basis
	as of March 31, 2009 (Unaudited)
	Level 1	Level 2	Level 3	Total
Assets:
Investments – Trading	$2,076	$30,630	$50	$32,756
Securities Purchased Under Resale Agreements	16	—	—	16
Loans Outstanding	—	—	54	54
Derivative assets
Investments	—	12,027	—	12,027
Client Operations	—	19,394	—	19,394
Borrowings	—	62,559	14,988	77,547
Other assets / liabilities	—	3,055	—	3,055
Total assets at fair value	$2,092	$127,665	$15,092	$144,849

Liabilities:
Borrowings	$—	$88,036	$10,995	$99,031
Securities Sold Under Repurchase Agreements and Securities Lent Under Security Lending Agreements(a)	22	—	—	22
Derivative liabilities
Investments	—	12,193	—	12,193
Client Operations	—	19,388	—	19,388
Borrowings	—	59,015	14,780	73,795
Other assets / liabilities	—	921	—	921
Total liabilities at fair value	$22	$179,553	$25,775	$205,350

(a) Excludes $1,951 million relating to payable for cash collateral received. As of December 31, 2008 amounts payable for cash collateral received totaled $2,195 million.

The following tables provide a summary of changes in the fair value of IBRD’s Level 3 financial assets and liabilities during the three and nine months ended March 31, 2009:

In millions of U.S. dollars

	Three Months Ended March 31, 2009 (Unaudited)
	Investments -		Derivatives,
	Trading	Loans	net	Borrowings

Balance as of January 1, 2009	$33	$54	$692	$(12,456)
Total realized/unrealized gains or (losses) in:
Net income	(8)	1	380	791
Other comprehensive income	—	(1)	(891)	839
Purchases, issuance and settlements, net	5	—	33	(29)
Transfers in (out), net	20	—	(6)	(140)
Balance as of March 31, 2009	$50	$54	$208	$(10,995)

In millions of U.S. dollars

	Nine Months Ended March 31, 2009 (Unaudited)
	Investments -		Derivatives,
	Trading	Loans	net		Borrowings

Balance as of July 1, 2008	$40	$102	$(246	)(a)	$(11,378	)(a)
Total realized/unrealized gains or (losses) in:
Net income	(6)	(29)	436		1,518
Other comprehensive income	—	(19)	312		(321)
Purchases, issuance and settlements, net	7	—	29		(62)
Transfers in (out), net	9	—	(323)		(752)
Balance as of March 31, 2009	$50	$54	$208		$(10,995)

(a) These amounts reflect the impact of the reclassification of certain instruments previously classified as Level 2 totaling $508 million.

The following tables provide information on the unrealized gains or losses included in income for the three and nine months ended March 31, 2009, relating to IBRD’s Level 3 financial instruments still held at March 31, 2009, as well as where those amounts are included in the Condensed Statement of Income.

In millions of U.S. dollars

	Three Months Ended March 31, 2009 (Unaudited)
	Investments -		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings

Income
Investments, net – Trading	$(2)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(2)	200	224
Total	$(2)	$(2)	$200	$224

In millions of U.S. dollars

	Nine Months Ended March 31, 2009 (Unaudited)
	Investments -		Derivatives,
Unrealized (Losses) Gains	Trading	Loans	net	Borrowings

Income
Investments, net – Trading	$(36)	$—	$—	$—
Fair value adjustment on non-trading portfolios, net	—	(35)	117	1,301
Total	$(36)	$(35)	$117	$1,301

As of March 31, 2009, IBRD had no assets or liabilities measured at fair value on a non-recurring basis.

Fair Value Option (FAS 159)

On July 1, 2008, under FAS 159, IBRD elected the fair value option for all of its debt instruments in the borrowings portfolio, resulting in the reporting at fair value of all financial instruments in the borrowings portfolio previously reported at amortized cost, and a write-off of unamortized debt issuance costs. As a result of the adoption of FAS 159, IBRD recorded a transition adjustment of $2,566 million as a decrease to the opening balance of retained earnings. After the initial adoption, the election is made at the acquisition of a financial asset, or a financial liability and it is irrevocable.

During the three and nine months ended March 31, 2009, net gains totaling $1,797million and net losses totaling $1,438 million respectively, relating to the borrowings measured at fair value are included in Fair value adjustment on non-trading portfolios, net in the Condensed Statement of Income.

Prior to June 30 2008, IBRD fair valued about 18% of its borrowings portfolio and its entire derivatives portfolio. Commencing July 1, 2008, to eliminate the differences in the various measurement bases of the instruments in the borrowing portfolio, IBRD elected to fair value all the remaining debt instruments in the portfolio. The objective of this election was to report the entire portfolio on the same measurement basis, thereby eliminating the mixed-attribute approach and better reflecting the overall economic position and result of the portfolio.

Interest expense relating to the debt instruments carried at fair value is being measured on an effective yield basis and is reported as part of the Borrowings expenses in the Condensed Statement of Income.

The following table presents information about the financial instruments for which IBRD elected the fair value option and for which a transition adjustment was recorded as of July 1, 2008:

In millions of U.S. dollars

		Transition
		Adjustment to	Carrying
	Carrying Value	Retained Earnings	Value After
	Prior to Adoption	(Loss)	Adoption
	(Unaudited)	(Unaudited)	(Unaudited)

Borrowings - previously reported at amortized cost, net	$(74,194)	$(2,566)	$(76,760)

Cumulative-effect of the adoption of the Fair Value Option		$(2,566)

The following table presents the difference between the aggregate fair value and aggregate contractual principal balance of long-term borrowings:

In millions of U.S. dollars

	Fair Value at	Principal Amount
	March 31, 2009	Due Upon Maturity	Difference
	(Unaudited)	(Unaudited)	(Unaudited)

Borrowings	$99,031	$98,904	$127

NOTE H—FAIR VALUE ADJUSTMENT ON NON-TRADING PORTFOLIOS, NET

The following table reflects the components of the fair value adjustment on non-trading portfolios, net for the three and nine months ended March 31, 2009 and March 31, 2008:

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
In millions of U.S. dollars	2009	2008	2009	2008
Fair value adjustments – gains (losses):
Non-trading derivatives	$(75)	$(34)	$6,839	$572
Borrowings	1,797	895	(1,438)	1,383
Loan	(2)	—	(35)	—
Total	$1,720	$861	$5,366	$1,955

During the three and nine months ended March 31, 2009, IBRD experienced deterioration in its credit spreads as a result of the current financial crisis. For these periods, the estimated financial effects of this deterioration on the fair value of the debt issued and outstanding as of March 31, 2009 were gains of $2.1 billion and $4.8 billion, respectively. These gains were determined using observable changes in IBRD’s credit spreads.

NOTE I—COLLATERAL ARRANGEMENTS

IBRD may engage in securities lending and repurchases, against adequate collateral, as well as securities borrowing and reverse repurchases (resales) of government and agency obligations, and corporate and asset-backed securities. Transfers of securities by IBRD to counterparties are not accounted for as sales as the accounting criteria for the treatment as a sale have not been met. These securities must be available to meet IBRD’s obligation to counterparties. The following is a summary of the carrying amount of the securities transferred under repurchase or securities lending agreements, and the related liabilities:

In millions of U.S. dollars

	March 31, 2009	June 30, 2008
	(unaudited)	(unaudited)	Financial Statement Presentation

Securities transferred under repurchase or securities lending agreements	$22	$203	Included under Investments-Trading on the Condensed Balance Sheet

Liabilities relating to securities transferred under repurchase or securities lending agreements	$22	$202	Included under Securities sold under repurchase agreements, securities lent under securities lending agreements, and payable for cash collateral received, on the Condensed Balance Sheet.

IBRD receives collateral in connection with resale agreements as well as swap agreements. This collateral serves to mitigate IBRD’s exposure to credit risk.

In the case of resale agreements, IBRD receives collateral in the form of liquid securities and is permitted to repledge these securities. While these transactions are legally considered to be true purchases and sales, the securities received are not recorded on IBRD’s Condensed Balance Sheet as the accounting criteria for treatment as a sale have not been met. As of March 31, 2009, IBRD had received securities with a fair value of $17 million ($1,439 million—June 30, 2008). None of these securities had been transferred under repurchase or security lending agreements as of that date ($107 million—June 30, 2008).

In the case of swap agreements, IBRD receives collateral in the form of cash and/or liquid securities. For collateral received in the form of cash, IBRD records the cash and a corresponding obligation to return the cash. Collateral received in the form of liquid securities is only recorded on the Condensed Balance Sheet to the extent that it has been transferred under securities lending agreements in return for cash.

The following is a summary of the collateral received by IBRD as of March 31, 2009 and June 30, 2008.

In millions of U.S. dollars

	March 31, 2009	June 30, 2008
	(unaudited)	(unaudited)
Collateral received
Cash	$1,951	$12
Securities	5,438	5,926
Total collateral received	$7,389	$5,938

Collateral permitted to be repledged	$6,432	$5,270
Amount of collateral repledged	—	3,455

The $3,455 million of collateral repledged by IBRD as of June 30, 2008 was transferred under securities lending agreements and IBRD received collateral in the form of liquid securities and cash. The cash collateral received was subsequently invested in money market and other liquid financial instruments, which are included under Investments—Trading and Securities Purchased Under Resale Agreements on the Condensed Balance Sheet. The obligation to return this cash collateral received is included under Securities Sold Under Repurchase Agreements, Securities lent under securities lending agreements, and Payable for Cash Collateral Received on the Condensed Balance Sheet.

NOTE J—DERIVATIVE INSTRUMENTS

IBRD uses derivative instruments in its investments and borrowings portfolios, and for asset/liability management purposes. It also offers derivatives intermediation services to clients. In applying FAS 133 for the purposes of financial statement reporting, IBRD has elected not to designate any qualifying hedging relationships. Rather, all derivative instruments, as defined by FAS 133, have been marked to fair value and all changes in fair value have been recognized in net income. While IBRD believes that its hedging strategies achieve its objectives, the application of FAS 133 qualifying hedge criteria would not appropriately reflect IBRD’s risk management strategies

The following table summarizes IBRD’s use of derivatives in its various financial portfolios:

Portfolio	Derivative instruments used	Purpose / Risk being managed

Risk management purposes:

Investments	Currency swaps, interest rate swaps, currency forwards	Enhance returns in target currencies

Borrowings	Currency swaps, Interest rate swaps, Structured swaps	Reduce borrowings costs and manage repricing risks between loans and borrowings

Other assets / liabilities	Currency swaps, Interest rate swaps	Manage currency risk as well as extend the duration of IBRD’s equity

Other purposes:

Client operations	Currency swaps, Interest rate swaps	Assist clients in managing their interest rate and currency risks

IBRD is not required to post collateral under its derivative agreements as long as it maintains a AAA credit rating. The aggregate fair value of all derivative instruments with credit-risk related contingent features that are in a liability position on March 31, 2009 is $1,890 million. IBRD has not posted any collateral with these counterparties due to its AAA credit rating. If the credit-risk related contingent features underlying these agreements were triggered to the extent that IBRD would be required to post collateral on March 31, 2009, the amount of collateral that would need to be posted would be $466 million.

The following tables provide information on the fair value amounts and the location of the derivative instruments on the Condensed Balance Sheet, as well as contract value/notional amounts of those derivate instruments as of March 31, 2009 and June 30, 2008:

Fair value amounts of derivative instruments on the Condensed Balance Sheet

In millions of U.S. dollars

	Derivative assets at Fair Value			Derivative liabilities at Fair Value
		March 31,			March 31,
	Balance Sheet	2009	June 30,	Balance Sheet	2009	June 30,
	Location	(unaudited)	2008	Location	(unaudited)	2008
Derivatives not designated as hedging instruments under FAS 133
Options and Futures—Investment - Trading	Other assets	$8	$12	Other liabilities	$—	$—

Interest rate swaps	Derivative assets at Fair Value	6,746	2,045	Derivative liabilities at Fair Value	2,156	1,021

Currency swaps (including currency forward contracts and structured swaps)	Derivative assets at Fair Value	105,277	100,788	Derivative liabilities at Fair Value	104,141	95,710
Total Derivatives		$112,031	$102,845		$106,297	$96,731

Contract value/notional amounts of the derivative instruments:

In millions of U.S. dollars

	March 31, 2009	June 30, 2008
	(Unaudited)	(Unaudited)
Type of contract
Investments—Trading
Interest rate swaps
Notional principal	$9,652	$6,392
Exchange traded Options and Futures
Notional long position	2,052	8,610
Notional short position	12	5,000
Borrowings
Interest rate swaps
Notional principal	$118,777	$96,925

The following table provides information on the location and amount of gains and losses on the derivative instruments and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2009:

In millions of U.S. dollars

		Three months ended March 31		Nine months ended March 31
		(unaudited)		(unaudited)
	Income Statement	Gains (Losses)		Gains (Losses)
	Location	2009	2008	2009	2008
Derivatives not designated as hedging instruments under FAS 133, and not held in a trading portfolio(a)

Interest rate swaps	Fair value adjustment on non-trading portfolios, net	$(419)	$641	$3,220	$1,365

Currency swaps (including currency forward contracts and structured swaps)	Fair value adjustment on non-trading portfolios, net	344	(676)	3,619	(793)

Total		$(75)	$(35)	$6,839	$572

(a) For alternative disclosures about trading derivatives see the following table

All of the instruments in IBRD’s investment portfolio are held for trading purposes. IBRD’s investment portfolio is primarily held for liquidity management purposes, and beginning in the second quarter of the fiscal year ending June 30, 2009, a portion of the portfolio is held for long term income generation purposes. Within the liquidity portfolio, IBRD holds highly rated fixed income securities as well as derivatives. The primary objective of holding this portfolio is to protect the principal amount of these investments and thereby ensure the availability of sufficient cashflows to meet all of IBRD’s financial commitments. In addition, IBRD uses derivatives as part of its liquidity management to enhance investment returns. Within the Long Term Income Portfolio, IBRD holds highly rated fixed income securities as well as listed equity securities and derivatives. The primary objective of holding this portfolio is to enhance returns over the long term.

The following table provides information on the location and amount of gains and losses on the Investments — trading related derivatives and their location on the Condensed Statement of Income during the three and nine months ended March 31, 2009:

In millions of U.S. dollars

	Three months ended March 31		Nine months ended March 31
	(unaudited)		(unaudited)
	Investments, net-trading(a)		Investments, net-trading(a)
Income Statement Location	2009	2008	2009	2008

Type of instrument
Fixed income	$166	$8	$(147)	$(37)
Equity	(31)	—	(25)	—

Total	$135	$8	$(172)	$(37)

(a) Amounts associated with each type of instrument includes realized and unrealized gains and losses on both derivative instruments and non-derivative instruments

KPMG LLP 2001 M Street, NW Washington, DC 20036

Report of Independent Accountants

President and Board of Executive Directors

International Bank for Reconstruction and Development:

We have reviewed the condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2009, the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2009, and the related condensed statements of changes in retained earnings and cash flows for the nine-month period ended March 31, 2009. These condensed interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we arc not aware of any material modifications that should be made to the condensed interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

The financial statements of IBRD as of and for the year ended June 30, 2008, were audited by other accountants whose report dated August 7, 2008, expressed an unqualified opinion on those financial statements. Such financial statements were not audited by us and accordingly, we do not express an opinion or any form of assurance on the information set forth in the accompanying condensed balance sheet as of June 30, 2008. Additionally, the condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2008, and the condensed statements of changes in retained earnings and cash flows for the nine-month period ended March 31, 2008 were not reviewed or audited by us, and accordingly, we do not express an opinion or any form of assurance on them.

Washington, DC

May 15, 2009

International Bank for Reconstruction and Development
Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings
Borrowings (MLT) January 01, 2009 thru March 31, 2009

DESK:  IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings
GLDDP
Gold
BOND/SELL XAU/IBRD/GDIF/0110XAU0.60		0000009389	XAU		150,000	130,395,000	06-Jan-2009	06-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.52		0000009397	XAU		64,300	54,082,730	08-Jan-2009	08-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32		0000009408	XAU		32,150	26,342,103	15-Jan-2009	15-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32E		0000009414	XAU	PHYSICAL	180,075	149,209,754	20-Jan-2009	20-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32B		0000009410	XAU		32,150	27,337,145	22-Jan-2009	22-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32C		0000009411	XAU		32,150	27,603,990	23-Jan-2009	25-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.32D		0000009412	XAU		32,150	28,787,110	29-Jan-2009	29-Jan-2010
BOND/SELL XAU/IBRD/CB/0110XAU0.33		0000009440	XAU	PHYSICAL	160,004	143,267,764	29-Jan-2009	29-Jan-2010
BOND/SELL XAU/IBRD/GDIF/0210XAU0.32A		0000009415	XAU		80,000	70,952,000	30-Jan-2009	01-Feb-2010
BOND/SELL XAU/IBRD/CB/0210XAU0.40		0000009441	XAU		32,150	29,066,815	05-Feb-2009	05-Feb-2010
BOND/SELL XAU/IBRD/CB/0210XAU0.30		0000009475	XAU		96,450	89,221,073	13-Feb-2009	16-Feb-2010
BOND/SELL XAU/IBRD/CB/0810XAU0.30A		0000009491	XAU	PHYSICAL	102,010	98,414,228	20-Feb-2009	20-Aug-2010
BOND/SELL XAU/IBRD/CB/0810XAU0.30		0000009483	XAU		32,150	31,778,668	26-Feb-2009	26-Aug-2010
BOND/SELL XAU/IBRD/CB/0910XAU0.30		0000009484	XAU		64,300	59,303,890	05-Mar-2009	07-Sep-2010
BOND/SELL XAU/IBRD/CB/0910XAU0.30A		0000009485	XAU		32,150	29,621,403	19-Mar-2009	20-Sep-2010

Total By Currency						995,383,671

Total						995,383,671

MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/GDIF/0112AUD03.20		0000009405	AUD		30,000,000	19,756,500	22-Jan-2009	23-Jan-2012
BOND/SELL AUD/IBRD/GDIF/0112AUD02.73		0000009418	AUD		20,900,000	13,832,665	29-Jan-2009	27-Jan-2012
BOND/SELL AUD/IBRD/GDIF/0912AUD03.42		0000009400	AUD		50,000,000	32,517,500	09-Feb-2009	20-Sep-2012
BOND/SELL AUD/IBRD/GDIF/0212AUD02.70		0000009443	AUD		15,000,000	9,989,250	12-Feb-2009	13-Feb-2012
BOND/SELL AUD/IBRD/GDIF/0912AUD02.88		0000009445	AUD		50,000,000	32,340,000	26-Feb-2009	20-Sep-2012
BOND/SELL AUD/IBRD/GDIF/0212AUD03.18		0000009470	AUD		5,000,000	3,234,000	26-Feb-2009	27-Feb-2012
BOND/SELL AUD/IBRD/GDIF/0212AUD02.65		0000009490	AUD		15,500,000	10,025,400	26-Feb-2009	24-Feb-2012
BOND/SELL AUD/IBRD/GDIF/0312AUD03.00		0000009495	AUD		62,650,000	41,515,023	18-Mar-2009	19-Mar-2012
BOND/SELL AUD/IBRD/GDIF/0312AUD02.75		0000009518	AUD		11,000,000	7,260,550	19-Mar-2009	19-Mar-2012
BOND/SELL AUD/IBRD/GDIF/1012AUD02.91		0000009498	AUD		50,000,000	34,962,500	26-Mar-2009	22-Oct-2012

Total By Currency						205,433,388

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0112EUR01.33		0000009417	EUR		2,300,000	3,032,665	29-Jan-2009	27-Jan-2012

1

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL EUR/IBRD/GDIF/0912EUR01.92		0000009399	EUR		5,000,000	6,431,000	09-Feb-2009	20-Sep-2012
BOND/SELL EUR/IBRD/GDIF/0212EUR00.90		0000009489	EUR		900,000	1,150,785	26-Feb-2009	24-Feb-2012

Total By Currency						10,614,450

Hong Kong Dollar
BOND/SELL HKD/IBRD/GDIF/0710HKDFRN01		0000009394	HKD		1,500,000,000	193,444,801	12-Jan-2009	12-Jul-2010
BOND/SELL HKD/IBRD/GDIF/0312HKD01.90		0000009527	HKD		250,000,000	32,248,910	19-Mar-2009	19-Mar-2012

Total By Currency						225,693,711

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009404	MXN		100,000,000	7,237,304	15-Jan-2009	24-Jun-2011
BOND/SELL MXN/IBRD/GDIF/0611MXN08.25		0000009507	MXN		100,000,000	6,580,787	13-Mar-2009	24-Jun-2011

Total By Currency						13,818,091

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0112NZD04.02		0000009375	NZD		4,000,000	2,367,200	13-Jan-2009	13-Jan-2012
BOND/SELL NZD/IBRD/GDIF/0112NZD02.82		0000009419	NZD		4,900,000	2,587,445	29-Jan-2009	27-Jan-2012
BOND/SELL NZD/IBRD/GDIF/0912NZD03.72		0000009401	NZD		30,000,000	15,397,500	09-Feb-2009	20-Sep-2012
BOND/SELL NZD/IBRD/GDIF/0912NZD02.76		0000009447	NZD		40,000,000	20,404,000	26-Feb-2009	20-Sep-2012
BOND/SELL NZD/IBRD/GDIF/0212NZD02.78		0000009488	NZD		3,400,000	1,734,340	26-Feb-2009	24-Feb-2012

Total By Currency						42,490,485

Swedish Krona
BOND/SELL SEK/IBRD/GDIF/1114SEK03.50		0000009466	SEK		150,000,000	17,974,620	13-Feb-2009	12-Nov-2014

Total By Currency						17,974,620

Singapore Dollar
BOND/SELL SGD/IBRD/GDIF/0314SGD01.43		0000009497	SGD		190,000,000	122,493,714	05-Mar-2009	05-Mar-2014

Total By Currency						122,493,714

United States Dollar
BOND/SELL USD/IBRD/MLT/0717USD09.251		0000009430	USD	DEFINITIVE	34,616,000	34,616,000	15-Jan-2009	15-Jul-2017
BOND/SELL USD/IBRD/GDIF/0110USD00.82		0000009421	USD		100,000,000	100,000,000	28-Jan-2009	29-Jan-2010
BOND/SELL USD/IBRD/GDIF/0112USD00.85		0000009416	USD		33,900,000	33,900,000	29-Jan-2009	27-Jan-2012
BOND/SELL USD/IBRD/GDIF/0210USDFRN01		0000009425	USD		1,500,000,000	1,500,000,000	30-Jan-2009	01-Feb-2010
BOND/SELL USD/IBRD/GDIF/0314USD02.25		0000009439	USD		300,000,000	300,000,000	03-Feb-2009	03-Mar-2014
BOND/SELL USD/IBRD/GDIF/0210USDFRN02		0000009449	USD		1,000,000,000	1,000,000,000	06-Feb-2009	08-Feb-2010
BOND/SELL USD/IBRD/GDIF/0410USD01.05		0000009460	USD		1,500,000,000	1,500,000,000	06-Feb-2009	06-Apr-2010
BOND/SELL USD/IBRD/GDIF/0313USD01.32		0000009398	USD		30,000,000	30,000,000	09-Feb-2009	21-Mar-2013
BOND/SELL USD/IBRD/GDIF/0239USDSTR01		0000009476	USD		30,000,000	30,000,000	25-Feb-2009	25-Feb-2039
BOND/SELL USD/IBRD/GDIF/0912USD01.20		0000009444	USD		28,000,000	28,000,000	26-Feb-2009	20-Sep-2012

2

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0212USD01.08		0000009486	USD		12,200,000	12,200,000	26-Feb-2009	24-Feb-2012
BOND/SELL USD/IBRD/GDIF/0319USDSTR		0000009505	USD		30,000,000	30,000,000	12-Mar-2009	12-Mar-2019
BOND/SELL USD/IBRD/GDIF/0311USDFRN02		0000009516	USD		3,000,000,000	3,000,000,000	12-Mar-2009	04-Mar-2011
BOND/SELL USD/IBRD/GDIF/1012USD01.32		0000009499	USD		25,000,000	25,000,000	26-Mar-2009	22-Oct-2012
BOND/SELL USD/IBRD/GDIF/0312USD01.20		0000009531	USD		5,200,000	5,200,000	26-Mar-2009	26-Mar-2012

Total By Currency						7,628,916,000

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0611ZAR06.30		0000009377	ZAR		30,000,000	3,185,559	06-Jan-2009	10-Jun-2011
BOND/SELL ZAR/IBRD/GDIF/0711ZAR06.65		0000009413	ZAR		257,000,000	24,897,672	22-Jan-2009	25-Jul-2011
BOND/SELL ZAR/IBRD/GDIF/0112ZAR06.09		0000009395	ZAR		10,000,000	993,049	26-Jan-2009	26-Jan-2012
BOND/SELL ZAR/IBRD/GDIF/0211ZAR06.30		0000009396	ZAR		384,500,000	38,073,075	29-Jan-2009	24-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0111ZAR06.72		0000009402	ZAR		1,500,000,000	148,529,550	29-Jan-2009	25-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0211ZAR06.54		0000009448	ZAR		700,000,000	70,237,755	17-Feb-2009	18-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0111ZAR06.00		0000009428	ZAR		200,000,000	19,555,120	19-Feb-2009	21-Jan-2011
BOND/SELL ZAR/IBRD/GDIF/0812ZAR05.82		0000009457	ZAR		31,000,000	3,076,312	26-Feb-2009	10-Aug-2012
BOND/SELL ZAR/IBRD/GDIF/0211ZAR06.30A		0000009465	ZAR		500,000,000	49,617,940	26-Feb-2009	24-Feb-2011
BOND/SELL ZAR/IBRD/GDIF/0311ZAR06.30		0000009492	ZAR		1,200,000,000	116,567,100	13-Mar-2009	16-Mar-2011
BOND/SELL ZAR/IBRD/GDIF/0912ZAR05.70		0000009496	ZAR		62,000,000	6,451,613	23-Mar-2009	10-Sep-2012
BOND/SELL ZAR/IBRD/GDIF/0911ZAR06.30		0000009517	ZAR		800,000,000	83,853,048	27-Mar-2009	22-Sep-2011

Total By Currency						565,037,792

Total						8,832,472,250

MTBOZ

United States Dollar
BOND/SELL USD/IBRD/MLT/0811USD00.00		0000009427	USD	DEFINITIVE	26,419	26,419	09-Jan-2009	15-Aug-2011
BOND/SELL USD/IBRD/MLT/0809USD00.00		0000009432	USD	DEFINITIVE	13,875	13,875	23-Jan-2009	15-Aug-2009
BOND/SELL USD/IBRD/MLT/0210USD00.00		0000009434	USD	DEFINITIVE	7,451	7,451	23-Jan-2009	15-Feb-2010
BOND/SELL USD/IBRD/MLT/0212USD00.00		0000009436	USD	DEFINITIVE	8,436	8,436	23-Jan-2009	15-Feb-2012
BOND/SELL USD/IBRD/MLT/0209USD00.00		0000009438	USD	DEFINITIVE	117,000	117,000	23-Jan-2009	15-Feb-2009
BOND/SELL USD/IBRD/GDIF/0239USDSTR		0000009467	USD		300,000,000	300,000,000	24-Feb-2009	24-Feb-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR04		0000009515	USD		300,000,000	300,000,000	17-Mar-2009	17-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR		0000009511	USD		64,305,607	64,305,607	18-Mar-2009	18-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR01		0000009512	USD		20,000,000	20,000,000	18-Mar-2009	18-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR02		0000009513	USD		62,516,972	62,516,972	18-Mar-2009	18-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR03		0000009514	USD		196,207,277	196,207,277	18-Mar-2009	18-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR05		0000009520	USD		177,248,583	177,248,583	19-Mar-2009	19-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR06		0000009521	USD		262,139,640	262,139,640	23-Mar-2009	23-Mar-2039

3

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/SELL USD/IBRD/GDIF/0339USDSTR07		0000009522	USD		179,771,652	179,771,652	24-Mar-2009	24-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR08		0000009523	USD		175,751,209	175,751,209	24-Mar-2009	24-Mar-2039
BOND/SELL USD/IBRD/GDIF/0339USDSTR09		0000009529	USD		112,615,758	112,615,758	26-Mar-2009	26-Mar-2039

Total By Currency						1,850,729,878

Total						1,850,729,878

4

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Maturing Borrowings

GLDDP

Gold
BOND/SELL XAU/IBRD/GDIF/0109XAU01.08		0000006669	XAU	PHYSICAL	118,553	101,789,606	23-Jan-2004	23-Jan-2009

Total By Currency						101,789,606

Total						101,789,606

MTBOC

Australian Dollar
BOND/SELL AUD/IBRD/0109AUD04.00		0000006419	AUD		26,000,000	18,493,800	01-Jul-2003	08-Jan-2009
BOND/SELL AUD/IBRD/GDIF/0309AUD05.20		0000006980	AUD		80,000,000	52,620,000	17-Mar-2005	17-Mar-2009
BOND/SELL AUD/IBRD/GDIF/0109AUD04.85		0000007367	AUD		12,000,000	7,942,200	30-Jan-2006	29-Jan-2009
BOND/SELL AUD/IBRD/GDIF/0309AUD04.78		0000007422	AUD		264,000,000	169,092,000	09-Mar-2006	09-Mar-2009
BOND/SELL AUD/IBRD/GDIF/0109AUD05.22		0000007505	AUD		90,000,000	61,699,500	13-Jul-2006	14-Jan-2009
BOND/SELL AUD/IBRD/GDIF/0209AUD05.47		0000007535	AUD		70,000,000	46,105,500	10-Aug-2006	10-Feb-2009
BOND/SELL AUD/IBRD/GDIF/0209AUD05.50		0000007559	AUD		17,000,000	10,995,600	30-Aug-2006	26-Feb-2009
BOND/SELL AUD/IBRD/GDIF/0109AUD05.22A		0000007693	AUD		10,000,000	6,425,500	24-Jan-2007	27-Jan-2009
BOND/SELL AUD/IBRD/GDIF/0209AUD05.52		0000007768	AUD		14,000,000	9,092,300	28-Feb-2007	27-Feb-2009
BOND/SELL AUD/IBRD/GDIF/0309AUD05.04		0000007764	AUD		11,000,000	7,689,550	19-Mar-2007	25-Mar-2009

Total By Currency						390,155,950

Euro Currency
BOND/SELL EUR/IBRD/GDIF/0109FRFFLTE		0000000157	EUR	FRF0640GDI01	152,449,017	207,079,122	12-Jan-1998	12-Jan-2009
BOND/SELL EUR/IBRD/GDIF/0209GRD05.25E		0000001130	EUR	GRD0767GDI01	18,127,660	23,238,754	03-Feb-1999	03-Feb-2009
BOND/SELL EUR/IBRD/GDIF/0309EUR02.33		0000006996	EUR		10,200,000	12,810,180	09-Mar-2005	09-Mar-2009
BOND/SELL EUR/IBRD/GDIF/0810EURSTR		0000007101	EUR		525,000	688,984	01-Aug-2005	02-Feb-2009
BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		140,000	189,140	23-Mar-2006	23-Mar-2009

Total By Currency						244,006,180

Icelandic Krona
BOND/SELL ISK/IBRD/GDIF/0109ISK12.00		0000008612	ISK		277,700,000	2,151,962	23-Jan-2008	23-Jan-2009
BOND/SELL ISK/IBRD/GDIF/0209ISK12.00		0000008613	ISK		567,700,000	4,888,277	06-Feb-2008	06-Feb-2009
BOND/SELL ISK/IBRD/GDIF/0209ISK10.00		0000008684	ISK		305,000,000	2,659,343	19-Feb-2008	19-Feb-2009

Total By Currency						9,699,582

Mexican Peso
BOND/SELL MXN/IBRD/GDIF/0309MXN07.25		0000007799	MXN		500,000,000	32,903,937	13-Mar-2007	13-Mar-2009
BOND/SELL MXN/IBRD/GDIF/0309MXN07.25		0000008067	MXN		250,000,000	16,451,968	09-Jul-2007	13-Mar-2009

Total By Currency						49,355,905

5

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Zealand Dollar
BOND/SELL NZD/IBRD/GDIF/0309NZD05.58		0000007409	NZD		15,000,000	7,569,750	09-Mar-2006	13-Mar-2009
BOND/SELL NZD/IBRD/GDIF/0109NZD05.82		0000007503	NZD		8,000,000	4,638,000	26-Jun-2006	14-Jan-2009
BOND/SELL NZD/IBRD/GDIF/0209NZD06.00		0000007542	NZD		20,000,000	10,533,000	17-Aug-2006	17-Feb-2009
BOND/SELL NZD/IBRD/GDIF/0309NZD06.26		0000007568	NZD		5,197,000	2,585,248	11-Sep-2006	11-Mar-2009
BOND/SELL NZD/IBRD/GDIF/0309NZD06.00		0000007575	NZD		24,000,000	12,559,200	26-Sep-2006	17-Mar-2009
BOND/SELL NZD/IBRD/GDIF/0109NZD06.32		0000007688	NZD		411,000,000	241,195,350	09-Jan-2007	08-Jan-2009
BOND/SELL NZD/IBRD/GDIF/0209NZD06.12		0000007718	NZD		13,000,000	6,696,300	20-Feb-2007	25-Feb-2009

Total By Currency						285,776,848

Turkish Lira
BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007727	TRY		100,000,000	60,919,890	06-Feb-2007	06-Feb-2009
BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007732	TRY		100,000,000	60,919,890	06-Feb-2007	06-Feb-2009
BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007797	TRY		100,000,000	60,919,890	08-Mar-2007	06-Feb-2009
BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007865	TRY		50,000,000	30,459,945	03-May-2007	06-Feb-2009
BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000008068	TRY		75,000,000	45,689,918	06-Jul-2007	06-Feb-2009

Total By Currency						258,909,534

United States Dollar
BOND/SELL USD/IBRD/GDIF/0109USD05.25		0000001118	USD	USD0761GDI01	1,000,000,000	1,000,000,000	12-Jan-1999	12-Jan-2009
BOND/SELL USD/IBRD/GDIF/0109USD05.25		0000004557	USD		200,000,000	200,000,000	15-Jun-2000	12-Jan-2009
BOND/SELL USD/IBRD/GDIF/0309USD05.12		0000005596	USD		500,000,000	500,000,000	13-Mar-2002	13-Mar-2009
BOND/SELL USD/IBRD/GDIF/0109USD03.30		0000006932	USD		34,000,000	34,000,000	24-Jan-2005	23-Jan-2009
BOND/SELL USD/IBRD/GDIF/0209USD03.11		0000006953	USD		165,000,000	165,000,000	15-Feb-2005	13-Feb-2009
BOND/SELL USD/IBRD/GDIF/0209USD03.25		0000006971	USD		30,000,000	30,000,000	24-Feb-2005	24-Feb-2009
BOND/SELL USD/IBRD/GDIF/0309USD03.37		0000006984	USD		51,000,000	51,000,000	10-Mar-2005	10-Mar-2009
BOND/SELL USD/IBRD/GDIF/0309USD03.54		0000007010	USD		10,000,000	10,000,000	22-Mar-2005	19-Mar-2009
BOND/SELL USD/IBRD/GDIF/0109USD03.45		0000007157	USD		20,000,000	20,000,000	26-Jul-2005	26-Jan-2009
BOND/SELL USD/IBRD/GDIF/0209USD03.78		0000007364	USD		20,000,000	20,000,000	30-Jan-2006	13-Feb-2009
BOND/SELL USD/IBRD/GDIF/0209USD04.25		0000007407	USD		10,000,000	10,000,000	27-Feb-2006	27-Feb-2009
BOND/SELL USD/IBRD/GDIF/0309USD04.10		0000007415	USD		10,000,000	10,000,000	09-Mar-2006	09-Mar-2009
BOND/SELL USD/IBRD/GDIF/0109USD04.32		0000007502	USD		25,000,000	25,000,000	26-Jun-2006	14-Jan-2009
BOND/SELL USD/IBRD/GDIF/0209USD04.44		0000007531	USD		20,000,000	20,000,000	03-Aug-2006	12-Feb-2009
BOND/SELL USD/IBRD/GDIF/0209USD04.32		0000007543	USD		25,000,000	25,000,000	17-Aug-2006	17-Feb-2009
BOND/SELL USD/IBRD/GDIF/0309USD04.02		0000007574	USD		18,000,000	18,000,000	26-Sep-2006	17-Mar-2009
BOND/SELL USD/IBRD/GDIF/0109USD03.72		0000007694	USD		10,000,000	10,000,000	24-Jan-2007	27-Jan-2009
BOND/SELL USD/IBRD/GDIF/0209USD03.78A		0000007717	USD		5,000,000	5,000,000	20-Feb-2007	25-Feb-2009

Total By Currency						2,153,000,000

6

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

South African Rand
BOND/SELL ZAR/IBRD/GDIF/0109ZAR15.25		0000001109	ZAR	ZAR0762GDI01	100,000,000	9,687,810	22-Jan-1999	22-Jan-2009
BOND/SELL ZAR/IBRD/GDIF/0309ZAR06.42		0000006981	ZAR		100,000,000	9,497,127	17-Mar-2005	10-Mar-2009
BOND/SELL ZAR/IBRD/GDIF/0309ZAR06.42A		0000006994	ZAR		50,000,000	4,748,564	29-Mar-2005	10-Mar-2009
BOND/SELL ZAR/IBRD/GDIF/0209ZAR06.00		0000007366	ZAR		55,000,000	5,536,709	02-Feb-2006	10-Feb-2009
BOND/SELL ZAR/IBRD/GDIF/0309ZAR06.03		0000007394	ZAR		55,000,000	5,223,420	02-Mar-2006	10-Mar-2009
BOND/SELL ZAR/IBRD/GDIF/0109ZAR08.00		0000007685	ZAR		31,250,000	3,085,247	12-Jan-2007	15-Jan-2009
BOND/SELL ZAR/IBRD/GDIF/0109ZAR07.92		0000007702	ZAR		500,000,000	50,772,505	30-Jan-2007	20-Jan-2009
BOND/SELL ZAR/IBRD/GDIF/0209ZAR08.22		0000007728	ZAR		100,000,000	10,066,743	22-Feb-2007	10-Feb-2009
BOND/SELL ZAR/IBRD/GDIF/0309ZAR08.10		0000007759	ZAR		60,000,000	5,698,276	12-Mar-2007	10-Mar-2009
BOND/SELL ZAR/IBRD/GDIF/0309ZAR07.68		0000007817	ZAR		150,000,000	15,862,442	29-Mar-2007	25-Mar-2009

Total By Currency						120,178,841

Total						3,511,082,840

MTBOZ

United States Dollar
BOND/SELL USD/IBRD/MLT/0209USD00.002		0000000497	USD	USD0189MLT54	17,872,000	17,872,000	06-Mar-1985	17-Feb-2009
BOND/SELL USD/IBRD/MLT/0209USD00.00		0000001065	USD	USD0196MLT08	19,873,000	19,873,000	07-Jan-1986	17-Feb-2009
BOND/SELL USD/IBRD/COLTS/0209USD00.001		0000000585	USD	USD0540COL01	59,000	59,000	21-Jul-1988	17-Feb-2009
BOND/SELL USD/IBRD/MLT/0209USD00.00		0000009438	USD	DEFINITIVE	10,900	10,900	23-Jan-2009	23-Jan-2009

Total By Currency						37,814,900

Total						37,814,900

7

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

Early Retirement

MTBOC

Australian Dollar
BOND/BUY AUD/IBRD/GDIF/0710AUD05.94		0000009461	AUD	BUYBACK	10,090,000	6,719,436	12-Feb-2009	26-Jul-2010
BOND/BUY AUD/IBRD/GDIF/0810AUD05.94		0000009524	AUD	BUYBACK	5,165,000	3,409,158	19-Mar-2009	26-Aug-2010
BOND/BUY AUD/IBRD/GDIF/0511AUD05.70		0000009525	AUD	BUYBACK	7,874,000	5,197,234	19-Mar-2009	24-May-2011

Total By Currency						15,325,827

Euro Currency
BOND/BUY EUR/IBRD/GDIF/0119EURSTR01		0000009393	EUR		104,716,000	138,073,282	29-Jan-2009	29-Jan-2019
BOND/BUY EUR/IBRD/GDIF/0413ITLSTRE		0000009422	EUR		8,149,690	10,695,246	02-Feb-2009	29-Apr-2013
BOND/BUY EUR/IBRD/GDIF/0319EURSTR01		0000009487	EUR		95,451,000	119,876,911	09-Mar-2009	08-Mar-2019

Total By Currency						268,645,438

Japanese Yen
BOND/BUY JPY/IBRD/GDIF/0932JPYSTR02		0000009453	JPY	BUYBACK	1,000,000,000	11,132,138	09-Feb-2009	03-Sep-2032
BOND/BUY JPY/IBRD/GDIF/0317JPYSTR03		0000009481	JPY		500,000,000	5,190,491	16-Mar-2009	14-Mar-2017
BOND/BUY JPY/IBRD/GDIF/0333JPYSTR01		0000009501	JPY		1,000,000,000	10,380,982	16-Mar-2009	15-Mar-2033
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR02		0000009503	JPY		500,000,000	5,190,491	16-Mar-2009	15-Mar-2035
BOND/BUY JPY/IBRD/GDIF/0917JPYSTR		0000009504	JPY		1,000,000,000	10,362,157	25-Mar-2009	25-Sep-2017
BOND/BUY JPY/IBRD/GDIF/0322JPYSTR06		0000009519	JPY		1,600,000,000	16,579,452	25-Mar-2009	25-Mar-2022
BOND/BUY JPY/IBRD/GDIF/0917JPYSTR01		0000009506	JPY		1,000,000,000	10,244,327	27-Mar-2009	27-Sep-2017

Total By Currency						69,080,039

Turkish Lira
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625		0000009454	TRY	BUYBACK	27,000,000	16,780,609	11-Feb-2009	09-May-2017
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625		0000009480	TRY	BUYBACK	20,000,000	11,851,501	25-Feb-2009	09-May-2017
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625		0000009508	TRY	BUYBACK	25,000,000	13,983,667	12-Mar-2009	09-May-2017
BOND/BUY TRY/IBRD/GDIF/0517TRY13.625		0000009509	TRY	BUYBACK	34,000,000	19,017,787	12-Mar-2009	09-May-2017

Total By Currency						61,633,564

United States Dollar
BOND/BUY USD/IBRD/MLT/0717USD09.251		0000009429	USD	DEFINITIVE	17,308,000	17,308,000	15-Jan-2009	15-Jul-2017
BOND/BUY USD/IBRD/GDIF/0115USDSTR01		0000009391	USD		100,000,000	100,000,000	20-Jan-2009	20-Jan-2015
BOND/BUY USD/IBRD/GDIF/0235USD04.75		0000009451	USD	BUYBACK	5,000,000	5,000,000	06-Feb-2009	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0222USDSTR		0000009406	USD		10,000,000	10,000,000	09-Feb-2009	07-Feb-2022
BOND/BUY USD/IBRD/GDIF/0818USDSTR		0000009423	USD		25,000,000	25,000,000	13-Feb-2009	13-Aug-2018
BOND/BUY USD/IBRD/GDIF/0235USD04.75		0000009409	USD		8,708,000	8,708,000	17-Feb-2009	15-Feb-2035
BOND/BUY USD/IBRD/GDIF/0235USD04.75		0000009463	USD		16,138,000	16,138,000	17-Feb-2009	15-Feb-2035

8

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

BOND/BUY USD/IBRD/GDIF/0822USDSTR01		0000009424	USD		10,000,000	10,000,000	23-Feb-2009	22-Aug-2022
BOND/BUY USD/IBRD/GDIF/0320USDSTR01		0000009456	USD		25,000,000	25,000,000	04-Mar-2009	04-Mar-2020
BOND/BUY USD/IBRD/GDIF/0416USD05.00		0000009500	USD	BUYBACK	25,000,000	25,000,000	06-Mar-2009	01-Apr-2016
BOND/BUY USD/IBRD/GDIF/0328USDSTR		0000009526	USD		10,000,000	10,000,000	20-Mar-2009	20-Mar-2028

Total By Currency						252,154,000

South African Rand
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009482	ZAR	BUYBACK	90,980,000	9,028,480	26-Feb-2009	26-Oct-2010
BOND/BUY ZAR/IBRD/GDIF/0810ZAR08.46		0000009493	ZAR	BUYBACK	46,320,000	4,412,269	05-Mar-2009	26-Aug-2010
BOND/BUY ZAR/IBRD/GDIF/0710ZAR13.375		0000009510	ZAR	BUYBACK	46,860,000	4,551,945	13-Mar-2009	26-Jul-2010
BOND/BUY ZAR/IBRD/GDIF/1010ZAR09.00A		0000009533	ZAR	BUYBACK	72,640,000	7,675,807	26-Mar-2009	26-Oct-2010

Total By Currency						25,668,502

Total						692,507,370

MTBOZ

United States Dollar
BOND/BUY USD/IBRD/MLT/0811USD00.00		0000009426	USD	DEFINITIVE	25,000	25,000	09-Jan-2009	15-Aug-2011
BOND/BUY USD/IBRD/GDIF/0135USDSTR		0000009385	USD		132,287,324	132,287,324	20-Jan-2009	19-Jan-2035
BOND/BUY USD/IBRD/MLT/0809USD00.00		0000009431	USD	DEFINITIVE	13,000	13,000	23-Jan-2009	15-Aug-2009
BOND/BUY USD/IBRD/MLT/0210USD00.00		0000009433	USD	DEFINITIVE	7,000	7,000	23-Jan-2009	15-Feb-2010
BOND/BUY USD/IBRD/MLT/0212USD00.00		0000009435	USD	DEFINITIVE	8,000	8,000	23-Jan-2009	15-Feb-2012
BOND/BUY USD/IBRD/MLT/0209USD00.00		0000009437	USD	DEFINITIVE	10,000	10,000	23-Jan-2009	15-Feb-2009
BOND/BUY USD/IBRD/MLT/0209USD00.00		0000009437	USD	DEFINITIVE	10,000	10,000	23-Jan-2009	15-Feb-2009
BOND/BUY USD/IBRD/GDIF/0138USDSTR		0000009392	USD		67,081,632	67,081,632	28-Jan-2009	28-Jan-2038
BOND/BUY USD/IBRD/GDIF/0714USDSTR01		0000009471	USD		15,000,000	15,000,000	19-Feb-2009	22-Jul-2014
BOND/BUY USD/IBRD/GDIF/0338USDSTR		0000009528	USD		68,032,455	68,032,455	25-Mar-2009	25-Mar-2038

Total By Currency						282,474,411

Total						282,474,411

9